UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Holding(s) in Company dated 19 October 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00B082RF11

Issuer Name

RENTOKIL INITIAL PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation

Name

Ameriprise Financial, Inc.

City of registered office (if applicable)

Minneapolis

Country of registered office (if applicable)

United States

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

13-Oct-2022

6. Date on which Issuer notified

18-Oct-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.842000	0.024000	4.866000	122117456
Position of previous notification (if applicable)	9.980000	0.000000	9.980000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00B082RF11	111086	121246813	0.004000	4.832000
US7601251041	0	150240	0.000000	0.006000
Sub Total 8.A	121508139		4.842000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Stock on Loan	N/A	N/A	486568	0.019000
Sub Total 8.B1			486568	0.019000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	N/A	N/A	Cash	122749	0.005000
Sub Total 8.B2				122749	0.005000%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Ameriprise Financial, Inc. (Chain1)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	TAM UK International Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Asset Management Oversight Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Ameriprise International Holdings GmbH	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Asset Management Holdings Sarl	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	TAM UK Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Asset Management Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	TC Financing Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Threadneedle Asset Management Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 2)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Management Investment Advisers, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Wanger Asset Management, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 3)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Management Investment Advisers, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 4)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Investments UK International Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle (Europe) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle AM (Holdings) Plc	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Group (Holdings) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Group (Management) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Management Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 5)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	AMPF Holding, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Ameriprise Financial Services, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 6)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Ameriprise Bank, FSB.	0.000000	0.000000	0.000000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Threadneedle Asset Management Limited is wholly owned by TC Financing Limited, which is itself wholly owned by Threadneedle Asset Management Holdings Limited, which is itself wholly owned by TAM UK Holdings Limited, which is itself wholly owned by Threadneedle Holdings Limited, which is itself wholly owned by Threadneedle Asset Management Holdings SARL, which is itself wholly owned by Ameriprise International Holdings GmbH, which is itself wholly owned by Threadneedle Asset Management Oversight Limited, which is itself wholly owned by TAM UK International Holdings Limited, which is itself wholly owned by Ameriprise Financial, Inc.

Columbia Wanger Asset Management, LLC is wholly owned by Columbia Management Investment Advisers, LLC, which is itself wholly owned by Ameriprise Financial, Inc.

Columbia Threadneedle Management Limited is wholly owned by Columbia Threadneedle Holdings Limited, which is wholly owned by Columbia Threadneedle Group (Management) Limited, which is wholly owned by Columbia Threadneedle Group (Holdings) Limited, which is wholly owned by Columbia Threadneedle AM (Holdings) Plc, which is wholly owned by Columbia Threadneedle (Europe) Limited, which is wholly owned by Columbia Threadneedle Investments UK International Limited, which is wholly owned by Ameriprise Financial, Inc.

Ameriprise Financial Services, LLC is wholly owned by AMPF Holding, LLC, which is itself wholly owned by Ameriprise Financial, Inc.

Ameriprise Bank, FSB is wholly owned by Ameriprise Financial, Inc.

12. Date of Completion

18-Oct-2022

13. Place Of Completion

London, UK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 October 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary